Filed Pursuant to Rule 424(b)(3)
File No. 333-120155

PROSPECTUS
[logo]

GE STOCK DIRECT

GE Stock Direct offers you the opportunity to:

•	Buy shares of General Electric Company (“GE”) common stock conveniently and economically, even if you are not already a GE shareowner.

•	If you wish, reinvest dividends on GE stock in additional shares of GE.

•	Initiate transactions on the Internet.

•	Send in your GE stock certificates for safekeeping.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2005.

This prospectus describes GE Stock Direct (the “Plan”). The purpose of the Plan is to promote long-term investment in GE stock. Before enrolling in the Plan, read this prospectus carefully. References in this prospectus to “GE”, “we”, “us” and “our” are to General Electric Company.

(1)

Plan Summary

Enrollment. To enroll in the Plan, you must either already own shares of GE stock in your name, or you must acquire shares in your name by buying a minimum of $250.00 of GE stock through the Plan when you enroll. If you do not already own shares of GE stock in your name, there is a one-time $7.50 registration fee for your initial purchase of GE stock.

Plan Account. When you enroll in the Plan, an account will be opened in your name(s) to hold the shares of GE stock you buy. The shares in the account will be held in “book-entry” form. Instead of receiving stock certificates, you will receive statements of your account. You may obtain stock certificates for shares held in your account at any time, upon request and without charge.

Dividends. You may choose to reinvest dividends on any or all shares in your Plan account, or to receive cash dividends. If you have your dividends reinvested, the shares purchased will be added to your Plan account. There is no fee for dividend reinvestment.

Additional Purchases. You may make additional purchases of GE stock through the Plan. You may buy from $10.00 up to $10,000.00 of GE stock per transaction, as often as once a week. Purchases paid by check incur a $3.00 fee per transaction. You may also make additional purchases on the Internet or automatic monthly purchases by means of electronic funds transfer from your bank, for a $1.00 fee per transaction.

Safekeeping. You may send your GE stock certificates to us for safekeeping. The shares will be converted to book-entry shares held in a Plan account. You may obtain stock certificates for shares held in your account at any time. There is no fee for safekeeping or for delivery of certificates upon request.

Selling Shares in Your Account. Sales of shares held in your account requested during normal business hours will be made on the next business day after we receive your request to sell. A transaction fee of $10.00, plus $0.15 per share, will be deducted from the proceeds.

Transferring Shares. You may transfer shares in your account to another person without charge.

Contacting Us. GE’s transfer agent, The Bank of New York (“BNY”), acts as agent for participants in the Plan and administers the Plan for us. You can contact the Plan by:

Internet:   http://stockbny.com/ge/. Information on this site is not a part of this prospectus

Telephone:  1-800-STOCK-GE (1-800-786-2543)
                                      Outside USA: (941) 906-4657

Mail:           GE Stock Direct; c/o The Bank of New York
                P.O. Box 19552; Newark, NJ 07195-0552

Courier:           GE Stock Direct; c/o The Bank of New York
                         101 Barclay Street; New York, NY 10007

Initiating Transactions. You can check your account balance and history on the Internet at http://stockbny.com/ge/. You can initiate transactions on the Internet, including enrolling in the Plan, selling or buying shares, enrolling in dividend reinvestment, requesting certificates and changing your address. Also, your Plan statement and transaction confirmations will contain a tear-off form that can be used for Plan transactions. Call us if you need additional forms.

Transaction Fees. You are responsible for the transaction fees described in this prospectus. If you do not already own shares of GE stock in your name, you will be charged a one-time $7.50 registration fee. The fees shown below for additional purchases and sales of stock will apply to each purchase or sale in your account. There are no fees for dividend reinvestment or safekeeping. Except as described in this prospectus, we pay the costs of administering the Plan.

(2)

Purchase by check	$3.00
Monthly purchase by automatic withdrawal or additional purchases on the Internet	$1.00
Sale of stock	$10.00 + $0.15 per share

Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus carefully.

HOW THE PLAN WORKS

1.  How do I enroll in the Plan?

To enroll in the Plan, you must complete an enrollment form and follow the instructions in A. or B. below. If you live outside the U.S., see “Foreign Participation” on page 10 of this prospectus.

A.	If you do not currently own any shares of GE stock, you can enroll in the Plan and buy your initial shares of GE stock through the Plan at the same time. You can enroll and purchase your initial shares on the Internet at http://stockbny.com/ge/ using a “New Account Application”. If you buy shares using the Internet, payment must be made using electronic funds transfer from a bank account. You can also request an enrollment package by calling 1-800-STOCK-GE (1-800-786-2543) or (941) 906-4657 if calling outside of the USA. Enrollment packages are generally mailed within two days after we receive your request. Complete and mail back the application. The minimum initial purchase is $250.00, and the registration fee is $7.50. If you enroll by mail, enclose a check payable to “GE Stock Direct” in U.S. dollars, drawn on a U.S. bank or payable at a U.S. branch of a non-U.S. bank, for the GE stock you are purchasing plus the registration fee. Do not send cash.

B.	If you already own at least one share of GE stock registered in your name, you can enroll on the Internet at http://stockbny.com/ge/. You can also request an enrollment package by calling 1-800-STOCK-GE (1-800-786-2543) or (941) 906-4657 if calling outside of the USA and complete and mail back the enrollment form. If you own GE stock in another name (e.g. in a broker, bank, trust or other nominee name), you can arrange with the nominee to transfer at least one share of stock into your name, and then enroll those shares using these instructions. If you do not wish to transfer shares held in nominee name, you can buy additional shares in your name through the Plan at the time you enroll, as described in A. above.

2.	How can I buy additional shares through the Plan?

After you have opened a Plan account, you can buy additional shares (including fractional shares) on the Internet at http://stockbny.com/ge/ or by mail using the tear-off form found on your Plan statement or transaction confirmation. Call us if you need additional forms. You can also arrange for automatic, monthly purchases. Each method is described below. Each purchase must be for a minimum of $10.00 and can be for up to a maximum of $10,000.00.

If you buy additional shares on the Internet, payment must include the $1.00 transaction fee, paid by electronic funds transfer from a bank account. If you buy additional shares by mail using the tear-off form, payment must be made by check payable to “GE Stock Direct” in U.S. dollars, drawn on a U.S. bank or payable at a U.S. branch of a non-U.S. bank, in the amount of the purchase, plus the $3.00 transaction fee. Send the completed tear-off form and check to the Plan. Do not send cash. Third-party checks, traveler’s checks, money orders and foreign checks will not be accepted and will be returned to the sender and NO INVESTMENT WILL BE MADE.

Purchases are credited to Plan accounts weekly. Because purchases are credited only weekly, there may be a delay of up to five business days between the date we receive your funds and the date that stock is credited to your Plan account. You will not receive interest on cash held by the Plan pending investment.

(3)

If you send payment to us to pay for additional shares and it is returned with insufficient funds, we will resell the shares purchased. We may liquidate shares in your account to reimburse us for transaction fees, bank fees and any loss incurred in connection with purchasing and reselling such shares.

Automatic Monthly Purchases by Automatic Withdrawal. You may authorize us to make automatic monthly purchases of a specified dollar amount of GE stock, paid for by automatic withdrawal from your bank account by electronic funds transfer. Purchases using automatic withdrawal incur a $1.00 charge for each transaction.

You can use the Internet at http://stockbny.com/ge/ or the tear-off form on your Plan statement or transaction confirmation to authorize monthly purchases and automatic withdrawals. Funds generally will be withdrawn from your bank account on the 25th day of each month (or the next business day if the 25th is not a business day). Purchases will be made within one week after the withdrawal. Allow four to six weeks for the initial withdrawal. To terminate monthly purchases by automatic withdrawal, you can use the Internet at http://stockbny.com/ge/ or send us written, signed instructions.

The maximum that can be invested in any week is $10,000.00, whether for an initial investment or additional purchases. You must not send in more than $10,000.00 in any week. If you send a check for more than $10,000.00 or arrange for an electronic transfer or automatic withdrawal of more than $10,000.00, NO INVESTMENT WILL BE MADE. All of the funds will be returned to you promptly by regular mail.

3.	Do I have to have dividends reinvested?

Dividend reinvestment is a service offered by the Plan at no charge. It is not required. When you enroll in the Plan, you will indicate whether you want the dividends on any or all of the shares in your account reinvested. If you do not indicate a preference, dividends on the shares held in your Plan account on the dividend record date will be paid in cash. If you choose to receive cash dividends on any of the shares in your account, you will receive them as electronic funds deposited to the bank account you indicate on your enrollment form.

You may change your election regarding dividend payment at any time, using the Internet at http://stockbny.com/ge/ or the tear-off form on your Plan statement or transaction confirmation. Any changes will be effective as of the next dividend record date after we receive notice of the change.

You should note that under U.S. federal income tax law, dividends are taxable to you even if your dividends are reinvested through the Plan. We will mail you a Form 1099-DIV reporting your dividends (including reinvested dividends) and will also report that information to the Internal Revenue Service.

4.           How are shares purchased for my account?

BNY, our transfer agent and the agent for Plan participants, will buy the shares for your Plan account. BNY may buy shares of GE stock held in our treasury, which are shares of GE stock previously sold into the public markets and later repurchased by us. BNY may also buy shares in the public markets or in privately negotiated transactions. Purchases generally will be made for the Plan and credited to Plan accounts once each week. If demand requires, purchases may be made over several days for the weekly crediting to Plan accounts.

BNY may use a broker affiliated with BNY to execute purchases and sales for Plan participants.

5.	What price will I pay for shares?

If BNY buys your shares from our treasury, the share price will be the average of the high and low prices on the New York Stock Exchange Composite Tape for GE stock on the date of purchase.

(4)

If BNY buys your shares in the public markets or in privately negotiated transactions, the share price will be the average price of all shares purchased for the weekly crediting to Plan accounts. Any applicable brokerage fees will be paid by us and may be considered income to you.

These share prices apply whether BNY is purchasing shares for your initial enrollment, purchasing additional shares for your account, or reinvesting dividends.

When you send in a payment by check or electronic funds transfer to buy GE stock, BNY will use your funds to buy the number of shares (including fractional shares to four decimal places) that can be purchased with your funds at the price described above, after deducting the transaction fees.

Initial purchases will incur a one-time $7.50 registration fee (see Question 1). All Plan participants will be charged the fees shown below for each additional purchase of stock by the Plan. There are no fees for dividend reinvestment.

•    Purchase by check                                                                                                        $3.00

•    Monthly purchase by automatic withdrawal or additional purchases on the Internet    $1.00

6.          How can I keep track of account activity?

We will periodically mail you a statement of your account balance and activity. In addition, whenever there is activity in your account such as an additional purchase, withdrawal, transfer or sale of shares, we will mail you a written transaction confirmation.

You can check your account balance and history on the Internet at http://stockbny.com/ge/ or by calling 1-800-STOCK-GE (1-800-786-2543) or (941) 906-4657 if calling outside of the U.S.

If you believe that an error has been made in your Plan records, or that Plan mailings to you are being misdirected, lost or stolen, promptly contact us.

7.          What is safekeeping? How does it work?

Safekeeping is a service provided by the Plan. If you have GE stock certificates, you may send them to us for deposit as book-entry shares held in a Plan account. With safekeeping, you no longer bear the cost and risk associated with the storage, loss, theft, or destruction of stock certificates. You also may use the Plan’s stock-selling services if you wish to sell the shares.

To use the safekeeping service, send your certificates to us by registered mail, insured for 2% of the current market value of the shares. Include signed, written instructions to us to deposit the shares in a Plan account for safekeeping. Do not endorse the certificates or complete the assignment section on the back of the certificates. Indicate whether you want to reinvest dividends on the shares or receive cash dividends. If you do not indicate a preference, dividends will continue to be paid in the same manner as previously instructed. We will mail you confirmation of your deposited certificates, generally within two weeks after receipt.

8.	Can I get certificates for shares in my account?

You may obtain certificates at any time, on request and without charge. You can make this request on the Internet at http://stockbny.com/ge/ or by using the tear-off form on your Plan statement or transaction confirmation. We will issue certificates in the exact name(s) shown on the account. To have certificates issued in a different name, follow the procedures in Question 9. We will send the certificates by first-class mail, generally within two weeks after receiving your request.

Certificates are issued for full shares only. If your request results in a fractional share, we will liquidate the fractional share and send you a check for the current market value of the fractional share, less applicable fees.

(5)

You can continue to reinvest dividends on shares through the Plan, even though you receive certificates.

9.          Can I transfer Plan shares to another person?

You can transfer shares to a person who has a Plan account, or you can set up a new Plan account for a person who does not have one, using shares transferred from your account.

You can also transfer shares by ordering certificates for shares in your account issued in the name of another person. We will send the certificates to the new owner by first-class mail.

If you wish to transfer shares, we must have written instructions, with your signature guaranteed by a bank or broker participating in the NYSE Medallion Signature Guarantee program. This helps ensure that only the owner of the account can authorize the transfer of shares to a different account or name. Provide the name, address, and Social Security or tax identification number of the new owner.

When you have shares transferred to another account or have certificates issued in a different name, those shares will be considered withdrawn from your Plan account. Beginning with the first dividend record date after the change in ownership, dividends on those shares will be paid to the new owner. Dividends on shares held in the new Plan account will be paid in cash, unless the new account owner directs us to reinvest such dividends. Dividends on certificates issued in a new name will be paid by check mailed to the address of the new owner or, if the new owner provides us with direct deposit instructions, automatically deposited in the new owner’s bank account. The new owner can elect to reinvest dividends at any time on the Internet at http://stockbny.com/ge/ or by using the tear-off form attached to their Plan statement or transaction confirmation.

10.          How can I sell shares in my Plan account?

You can authorize the sale of shares on the Internet at http://stockbny.com/ge/ by completing and mailing the tear-off form on your Plan statement or transaction confirmation (call us if you need additional forms) or by calling 1-800-STOCK-GE (1-800-786-2543). BNY will sell your Plan shares on the next business day after we receive your request to sell. BNY may sell your shares back to us to be held as treasury stock or may sell your shares in the public markets. If BNY sells your shares to our treasury, the share price will be the average of the high and low prices on the New York Stock Exchange Composite Tape for GE stock on the date of sale. If BNY sells your shares in the public markets, the share price will be the applicable market price for GE stock. Sales are processed daily. There is a transaction fee of $10.00, plus $0.15 per share, for each sale of Plan shares. These fees will be deducted from the proceeds of the sale. We will mail your check for the net proceeds of the sale, with a Form 1099B reporting the sale of shares for income tax purposes, within three business days after the sale. We will also report that information to the Internal Revenue Service. You will not receive interest on sales proceeds held pending disbursement.

Of course, you may also sell your shares through a stockbroker of your choice, or privately. In either case, request certificates for your shares (see Question 8 above) and proceed as you would to sell any other stock for which you have certificates.

Please note that if your Plan account holds less than one full share, we may close the account, liquidate the fractional share and send you a check representing the market value of the fractional share that was in the account, less applicable fees.

11.          How can I close my account?

You can close your account at any time on the Internet at http://stockbny.com/ge/ or by using the tear-off form on your Plan statement or transaction confirmation. Your account will normally be closed within two business days after we receive your written instructions.

(6)

When your account is closed, we will send you certificates representing all of the full shares in your account, registered in the exact name(s) shown on the account. (If you wish a different name on the certificates, please see Question 9 above.) We will liquidate any fractional share in your account and send you a check for the proceeds, less applicable fees. After your account is closed, dividends on any shares of GE stock you hold as certificates will be paid in cash and sent to you at the address you provide, or automatically deposited in your bank account in accordance with your instructions.

Alternatively, you may direct us to sell any or all of the shares in your account. If shares are sold, a liquidation fee of $10.00 plus $0.15 per share will be deducted from the proceeds, and we will mail you a check for the net proceeds and a Form 1099B for income tax purposes. We will also report that information to the Internal Revenue Service. You will not receive interest on sales proceeds held pending disbursement.

To close an account on the death of a sole account holder, the executor should contact us for specific instructions (refer to page 3 for contact information).

ADDITIONAL INFORMATION ABOUT THE PLAN

Voting. If you have a Plan account, you will receive proxy materials, reports to shareowners, and any other materials sent to our shareowners. The proxy card you receive will represent both the full and fractional shares in your Plan account, and shares for which you hold certificates that are not held in your Plan account.

Dividends. The Board of Directors determines dividend record and payment dates, and dividend amounts. The Board of Directors may change the amount and timing of dividends at any time, without notice.

Stock Splits and Stock Dividends. Your Plan account will be adjusted to reflect any additional shares of GE stock distributed as a stock split, stock dividend or other distribution based on the shares of GE stock held in your Plan account. In addition, if you also hold shares of GE stock in certificate form that are not included in your Plan account, any additional shares distributed as a stock split, stock dividend or other distribution on those certificated shares will also be deposited to your Plan account. You can obtain certificates for such additional shares at any time and without charge. See Question 8.

Responsibility. Neither GE nor the Plan will be liable for actions taken in good faith in administering the Plan, or for actions required by law, or for good faith omissions to act. This includes any claims for liability relating to the prices at which shares are purchased or sold for your account, the dates of purchases or sales, or any changes in the market value of GE stock.

Your account represents an investment in GE stock, which may increase or decrease in value. You are responsible for the investment decisions regarding your Plan investments. Neither GE nor the Plan can provide investment advice.

Tax consequences of participating in the Plan can vary depending on each participant’s tax situation. You are responsible for consulting with tax advisors to determine the tax effect of Plan participation in light of current and proposed federal, state, local, foreign and other tax laws.

You are responsible for costs that you incur in connection with Plan participation — for example, the cost of sending certificates or other materials to us, fees that your bank may charge you for electronic funds transfer, or delivery fees for certificates or payments we send to you by means other than first-class mail, at your request.

You are responsible for notifying us promptly of any change in your name or address.

Changes in the Plan. This prospectus (including any supplements or revisions that may be distributed in the future) sets forth the terms of the Plan. We may change the terms of the Plan, including applicable fees, or terminate the Plan, at any time. We will mail you a supplemental or revised prospectus before any material changes in the Plan are effective. GE and BNY may change our administrative procedures without notice, if the changes do not change the material terms of the Plan.

Foreign Participation. If you live outside the U.S., you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan, or affect the terms of the Plan. We have the right to terminate participation of any shareowner if we deem it advisable under any foreign laws or regulations. Tax consequences of Plan participation may vary under foreign laws or regulations, and you should determine the tax treatment of Plan features, such as dividend reinvestment, before you decide to invest through the Plan. Call (941) 906-4657 for more information.

(7)

Use of Proceeds. Proceeds from the sale of our treasury shares through the Plan, if any, will be used by us for general corporate purposes.

Legal Matters. The Plan is governed by the laws of the State of New York, our state of incorporation. Our in-house legal counsel has given us a legal opinion regarding the validity of the GE stock offered by this prospectus.

Experts. KPMG LLP, an Independent Registered Public Accounting Firm, audited our consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003. Our Current Report on Form 8-K filed March 30, 2004 includes these financial statements and the auditors’ report. The audit report refers to changes in the methods of accounting for variable interest entities and for asset retirement obligations in 2003, changes in the methods of accounting for goodwill and other intangible assets and for stock-based compensation in 2002, and changes in the methods of accounting for derivative instruments and hedging activities and impairment of certain beneficial interests in securitized assets in 2001. This prospectus incorporates the financial statements and report by reference, relying on KPMG LLP’s authority as experts in accounting and auditing.

INFORMATION ABOUT GE

GE is one of the largest and most diversified industrial corporations in the world. We have engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since our incorporation in 1892. Over the years, we have developed or acquired new technologies and services that have broadened considerably the scope of our activities.

Our products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; chemicals for treatment of water and process systems; and engineered materials, such as plastics and silicones.

Our services include product services; electrical product supply houses; and electrical apparatus installation, engineering, repair and rebuilding services. Through our affiliate, NBC Universal, Inc., we deliver network television services, operate television stations, produce television programming, provide cable, satellite, Internet and multimedia programming and distribution services, produce and distribute motion pictures, and operate theme parks. Through another affiliate, General Electric Capital Services, Inc., we offer a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, and specialty insurance and reinsurance.

Where to Obtain Additional Information about GE. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public from the SEC's web site at http://www.sec.gov or from our Internet site at http://www.ge.com. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C., located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange (the "NYSE"). You may also inspect the information we file with the SEC at the NYSE's offices at 20 Broad Street, New York, New York 10005. Information about us is also available at our Internet site at http://www.ge.com. However, the information on our Internet site is not a part of this prospectus.

(8)

The SEC allows us to "incorporate by reference" in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we subsequently file with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities that may be offered by this prospectus; PROVIDED, HOWEVER, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 (or former Item 9 or Item 12) of any Current Report on Form 8-K.

1.	The Company's Annual Report on Form 10-K for the year ended December 31, 2003.
2.	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.
3.	The Company’s Current Reports on Form 8-K filed by the Company on March 8, 2004, March 9, 2004, March 30, 2004 (as amended by Form 8-K/A filed by the Company on April 19, 2004), April 6, 2004, April 8, 2004, June 14, 2004, and September 15, 2004.
4.	The description of the Company's Common Stock contained in the Registration Statement on Form S-3 (File No. 333-113203).

You may request a copy of these documents at no cost to you by writing or telephoning us at the following address:

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828
Attn: Investor Communications
Tel: (203) 373-2211

For information about the Plan or GE, you should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

(9)

For more information contact:

Telephone:	1-800-STOCK-GE (1-800-786-2543)
Outside USA: (941) 906-4657

Mail:	GE Stock Direct; c/o The Bank of New York
P.O. Box 19552; Newark, NJ 07195-0552

Courier:	GE Stock Direct; c/o The Bank of New York
101 Barclay Street; New York, NY 10007